UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Alphatec Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02081G102

(CUSIP Number)

Jeffrey Wade

c/o LS Power Development, LLC

1700 Broadway, 35th Floor

New York, New York 10019

212-547-2914

With a copy to:

Adam M. Turteltaub

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8129

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) L-5 Healthcare Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,614,698
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,614,698

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,614,698
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.43% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Percentage is based on a denominator consisting of 141,767,870 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on October 30, 2024, together with 1,133,160 shares of Common Stock issuable upon the exercise of a warrant of the Issuer.

SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul Segal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,614,698 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,614,698 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,614,698
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.43% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Represents 10,614,698 shares of Common Stock held by L-5 Healthcare Partners, LLC.
(2)

Percentage is based on a denominator consisting of 141,767,870 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on October 30, 2024, together with 1,133,160 shares of Common Stock issuable upon the exercise of a warrant of the Issuer.

The Schedule 13D filed with the Securities and Exchange Commission on March 16, 2018 (as previously amended, the “Schedule 13D”) by (i) L-5 Healthcare Partners, LLC, a Delaware limited liability company (“L-5”), and (ii) Paul Segal, an individual with United States citizenship (collectively, the “Reporting Persons”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Alphatec Holdings, Inc., a Delaware corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by adding the following at the end thereof:

Pursuant to an order entered by the Delaware Chancery Court on September 27, 2024, the Issuer was required to offer to L-5, the right to purchase from the Issuer a warrant to purchase up to 1,133,160 shares of Common Stock at an exercise price of $2.17 per share (the “Warrant”). On November 8, 2024, L-5 purchased the Warrant from the Issuer. The purchase price of the Warrant was $1.98 per share, for a total purchase price of approximately $2.2 million. The Warrant expires on June 21, 2026.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) The information contained on the cover pages to this Schedule 13D and Item 3 is incorporated herein by reference

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 141,767,870 shares of Common Stock outstanding as of October 24, 2024, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2024, together with 1,133,160 shares of Common Stock issuable upon the exercise of a warrant of the Issuer.

L-5 directly holds 10,614,698 shares of Common Stock (which includes 9,481,538 shares of Common Stock and 1,133,160 shares of Common Stock issuable upon the exercise of a warrant of the Issuer) reported in this Schedule 13D. As a result of his relationship with L-5, Paul Segal may be deemed the beneficial owner of all such shares of Common Stock. Mr. Segal, however, disclaims beneficial ownership of such shares, except to the extent of his indirect pecuniary interest therein.

(c) In addition to the transaction set forth in Item 3 above, transaction in the Common Stock effected by the Reporting Persons in the last sixty (60) days are set forth on Exhibit 1 to this amendment..

(d) Not applicable.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

Exhibit 1	Schedule of Transactions for Item 5(c) of Amendment No. 7.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: November 12, 2024

L-5 HEALTHCARE PARTNERS, LLC

By:	/s/ Paul Segal
Name: Paul Segal
Title: President

/s/ Paul Segal
Paul Segal